Exhibit 99.2

New mtu Series 2000 High Horsepower Engines

Produced by MTU Yuchai Power Launched

Singapore, Singapore – August 25, 2025 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited ("Yuchai"), announced that MTU Yuchai Power Co., Ltd. (“MYP”) successfully launched the first batch of the mtu Series 2000 engine. This first batch is being delivered to customers, marking the further expansion of MYP’s product line.

MYP is a 50/50 joint venture between Yuchai’s Marine and Genset Power subsidiary and Rolls-Royce’s Power Systems division. The current mtu Series 4000 engines have been highly recognized by customers in the high-end power generation market. Its production has increased in quantity every year, with cumulative production since its inception exceeding 3,000 units.

With the commencement of the Phase II development last year, MYP has produced and will produce the new mtu Series 2000 engines at its Suzhou plant, and is expanding production and sales of the mtu Series 4000 S83 oil and gas engines at its Yulin plant. Both the new mtu Series 2000 engines and the mtu Series 4000 S83 engines rolled off the production line this year, enriching MYP's product portfolio and expanding its application areas.

The new mtu Series 2000 engine produced by MYP is suitable both as a primary and a backup solution for power generation applications. It features high-power performance, excellent fuel efficiency, and outstanding stability. Its launch and market entry injects new momentum into the rapid development of MYP.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “High-horsepower engine sales have been a key growth driver. With the inclusion of these new engines, we are better positioned to further expand our customer base and sustain long-term sales growth.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers,

Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, built a strong research and development team, and achieved a significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai's and the joint venture's operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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Investor Relations

Kevin Theiss

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Email: cyd@bluefocus.com